UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 2, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cardax, Inc.

File No. 333-181719 - CF#31530

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   Cardax, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Form 8-K filed on August 19, 2014, as filed with fewer redactions in an amended Form S-1 filed on November 26, 2014.

   Based on representations by Cardax, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.1   through December 31, 2019

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary